VIA EDGAR

August 2, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:         The Cash Store Financial Services Inc. (“Cash Store Financial” or the “Company”)
Form 40-F for the fiscal year ended September 30, 2010 filed November 26, 2010
File No. 001-34760

Dear Mr. Phippen, Mr. Pande, Mr. Gottlieb and Mr. Schiffman:

This letter is being furnished in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated July 1, 2011, regarding the Form 40-F for the fiscal year ended September 30, 2010 (File No. 001-34760) that was filed with the Commission on November 26, 2011.

The text of the Staff’s comments has been included in bold and italics for your convenience, and we have numbered each paragraph below to correspond to the numbers in the Staff’s letter.  For your convenience, we have also set forth the Company’s responses immediately below the numbered comments.

Form 40-F for the Fiscal Year ended September 30, 2010
Notes to Consolidated Financial Statements
Note 1 (c) - Significant Accounting Policies - Retention Payments, page 8

1.           We note your disclosure that in the event the Company does not properly perform its duties and the lenders make a claim as required under the agreement, the Company may be liable to the lenders for losses they have incurred.  Please tell us and revise future filings to discuss in more detail the Company’s duties under the terms of these agreements.

Set forth below is additional detail regarding the Company’s duties under the terms of the lender agreements.  The Company confirms that in future Exchange Act filings with the Commission, disclosure consistent with the following will be added to the annual consolidated financial statements:

Under the terms of the Company’s agreements with third party lenders, responsibility for losses suffered on account of uncollectible loans rests with the third party lender, unless the Company has not properly performed its duties as set forth under the terms of the agreement.  The significant duties under the terms of the agreements generally include ensuring that any proposed loan was applied for through an authorized outlet, ensuring each potential customer meets the loan selection criteria as set forth by the third party lender prior to approval and release of funding, satisfying the documentation requirements in a full and timely manner, providing loan management services throughout the term of the loan, and providing collection services on behalf of the third party lender for all loans funded which are not paid in full by the due date, all of which while ensuring information system integrity is maintained.

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Note 1 (f) - Significant Accounting Policies - Provision for Loan Losses, page 8

2.           We note your disclosure that loans in default consist of short-term consumer loans originated by the Company which are past due.  Please revise future filings to disclose your policy for determining past due or delinquency status.

Response

The Company’s policy of determining past due or delinquency status is defined as short-term consumer loans originated by the Company where payment has not been received in full from the customer on or before the maturity date of the loan. The Company confirms that in future Exchange Act filings with the Commission, disclosure relating to the foregoing policy will be included in the notes to the annual consolidated financial statements.

3.           We note your disclosure that a provision is recorded when the Company no longer has reasonable assurance of timely collection of the full amount of principal and interest.  Please revise future filings to discuss the factors you consider in determining that you will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement.

Response

Set forth below is more detail regarding the factors used to determine when reasonable assurance of collection no longer exists.  The Company confirms that in future Exchange Act filings with the Commission, disclosure consistent with the following will be included in the notes to the annual consolidated financial statements:

In determining whether the Company will be unable to collect all principal and interest payments due, the Company assesses relevant internal and external factors that affect loan collectability, including the amount of outstanding loans owed to the Company, historical percentages of loans written off, current collection patterns and other current economic trends.

4.            We note your disclosure that if loans remain past due for an extended period of time, an allowance for the entire amount of the loan is recorded and the loan is ultimately written off.  In future filings, please enhance this disclosure to describe, in more detail, your policy for charging off uncollectible consumer loans receivable (e.g., whether receivables are charged off after a certain number of days past due).

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Response

Set forth below is more detail regarding the description of charging off uncollectible consumer loans.  The Company confirms that in future Exchange Act filings with the Commission, disclosure consistent with the following will be included in the notes to the annual consolidated financial statements:

The Company’s policy for charging off uncollectible consumer loans is to write the loan off when a loan remains in default status for an extended period of time without any extended payment arrangements made, typically 210 days. Loans to customers who file for bankruptcy are written off upon receipt of the bankruptcy notice.

5.            Please revise future filings to disclose your policy for placing loans on nonaccrual status as well as your policy for resuming the accrual of interest on nonaccrual loans.

Response

Set forth below is additional discussion pertaining to the accrual of interest on loans in default.  The Company confirms that in future Exchange Act filings with the Commission, disclosure consistent with the following will be included in the notes to the annual consolidated financial statements:

Accrual of interest on short-term consumer loans is dependent on regulations set forth in each Province.  Interest is typically charged on consumer loans commencing upon default; however, it is not recorded as interest income until payment is received in full or partially from the consumer.

Exhibit 99.2 - Annual Information Form
Operations - Summary, page 6

6.            We note your disclosure that the Company started providing loans directly to customers in Q5 of fiscal 2010.  To the extent that these lending activities are expected to be material, in future filings, please enhance your disclosure here or in your Management’s Discussion and Analysis, to include the following as applicable.

•	Explanations for the fluctuations in payday cash advances from year to year;

Response

The Company confirms that as it increases its lending directly to customers to a material level it will in future Exchange Act filings with the Commission explain any such fluctuations from year to year.

•	The percentage of customers and amount of payday cash advances paid in full on or before their due date for each year;

Response

The Company confirms that as it increases its lending directly to customers to a material level it will in future Exchange Act filings with the Commission include the percentage of customers and amount of payday cash advances paid in full on or before their due date for each year, along with the aging of the customer receivable.

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•	The percentage of customers who paid their outstanding balance in full and entered into a new payday cash advance on the same date (consecutive transaction) for each year;

Response

Management does not routinely gather, review or analyze instances in which customers pay their outstanding balance in full and enter into a new payday cash advance on the same date.  The Company respectfully submits that the total loan volume and the average loan size currently provided in the MD&A provide the relevant material information to users of its financial statements because those are the metrics that we believe are relied on by the users for determining revenue.

•	The approximate amount of payday cash advances processed in each of the years presented;

Response

The Company confirms that as it increases its lending directly to customers to a material level it will in future Exchange Act filings with the Commission explain the approximate amount of payday cash advances processes in the years presented.

•	A discussion of any regulatory guidelines as they relate to consecutive transactions in each of the provinces/areas that you operate; and

Response

Consecutive transactions are not prohibited in the regulated provinces with the exception of Manitoba which require a seven day “cooling off” period after a loan has been repaid in full before another loan can be taken out.

•
The percentage of payday advances repaid by depositing the customers’ personal check, including the approximate percentage of checks that cleared compared to those that were returned due to non-sufficient funds in the customers’ accounts or for other reasons.

Response

Management does not routinely collect, review or analyze data concerning the percentage of customers that pay in full on or before their due date whether through the deposit of personal cheques or otherwise because the exact method of customer payments does not materially affect the Company’s revenues and does not correlate with its loss experience.

7.            We note your disclosure that customers have the option to receive their advance through a cheque from a third party lender or have the funds loaded on a private labelled debit card or a pre-paid credit card, both of which are offered by the Company through an arrangement with a third-party service provider.  Please tell us, and revise future filings to disclose, the amount of any fees the Company has earned related to the use of debit and pre-paid credit cards or through their arrangement with third-party service providers and, if applicable, where these fees are classified on the Consolidated Statements of Operations.

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Response

For the fifteen months ended September 30, 2010, the total fees earned relating to these and other agency agreements totalled $38.4 million, which is included in “Other Income” on the Consolidated Statements of Operations.

The Company confirms that in applicable future filings with the Commission disclosure consistent with the foregoing will be included.

Exhibit 99.3 Management’s Discussion and Analysis
Business Profile and Strategy, page 4

8.           Please provide to us and undertake to include in your future filings discussion and analysis focused on your primary source of revenues, which is “payday loans”, including the following:

•
Discussion and analysis of your policies and procedures for overdue loans including any additional fees or charges that you, your lenders or others impose and whether you or your third party lenders modify, extend or renew loans.

Response

The Company’s policies and procedures for overdue loans is the same for either internally originated loans or third-party funded loans.  In certain Provinces, where regulations permit, an additional default or administration fee may also apply in which case the loan is modified to include these additional fees.

Loans are not extended or renewed by either the Company or third-party lenders unless the original loan is paid off in full.

•
Discussion and analysis, in one paragraph, of the range in the interest rates (on an annualized basis) you and, separately, your third-party lenders charged borrowers during your most recent fiscal year;

Response

The ranges of interest rates (on an annualized basis) that are charged either by the Company or the third-party lender, when allowed by regulations typically post default are as follows:  the annualized interest rates are 30% for Alberta, British Columbia and Manitoba and 59% for all other Provinces. There are no differences between what the Company charges and what the third-party lenders charge.

•	Discussion, analysis and quantification of each of the types of revenue you earn on loans made by third party lenders and separately each of the types of revenues you earn on loans you make directly.

Response

Set forth below is a breakdown of the Company’s revenue that can be attributed to payday loans, segregated by loans internally originated and loans generated by third-party lenders.

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Types of revenue that can be attributed to generation of payday loans include brokerage and loan fees, interest income and default fees.  For the fifteen months ended September 30, 2010, the following table summarizes the allocation of types of revenue segregated between internally originated loans and third-party funded loans:

	Third Partly Funded	Internally
	Loan	Originated Loan	Total
Brokerage and loan fees	169,117,514	2,494,256	171,611,769
Interest	‐	89,139	89,139
Default Fees	8,226,391	120,656	8,347,047

The Company confirms that in future Exchange Act filings with the Commission, disclosure consistent with the foregoing information will be included.

9.            We note your reference in the second sentence that you “primarily act as brokers”.  Please provide to us and undertake to include in your future filings discussion and analysis of your relationships with third-party lenders including, but not limited to, the following:

•
Disclose, consistent with Item 101 (c)(1)(vii) of Regulation S-K, the name of any third party lender that in your last fiscal year generated ten percent or more of your consolidated revenues and the loss of the lender would have a material adverse effect on you:

Response

Three lenders meet this threshold: 367463 Alberta Ltd., Trimor Annuity Focus Limited Partnerships and Assistive Financial Corp.  The loss of any of these three third-party lenders would have a material adverse effect on the Company if alternative lenders could not be located or other financing was not available to permit direct lending. The Company confirms that in future Exchange Act filings with the Commission disclosure consistent with the above information will be included.

•	Include discussion and analysis of the material terms of your agreements with third-party lenders;

Response

Set forth below is the disclosure we intend to add to our Annual MD&A in future Exchange Act filings:

Material terms of our agreements with third-party lenders include ensuring that any proposed loan was applied for through an authorized outlet, ensuring each potential customer meets the loan selection criteria as set forth by the third-party lender prior to approval and release of funding, satisfying the documentation requirements in a full and timely manner, providing loan management services throughout the term of the loan, and providing default realization services on behalf of the third party lender for all loans funded which are not paid in full by the due date, all while ensuring information system integrity is maintained. Losses suffered on account of uncollectible loans are not contractually the Company’s responsibility as long as it has performed and fulfilled its duties under the terms of the third party lender agreements.

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•	Include discussion and analysis of the cost and benefits to you from your decision to originate loans including default rates on loans you originated during the past three years.

The benefit to the Company of originating loans is to reduce the Company’s cost of capital, thereby increasing its profitability. The most significant risk relating to originating loans is that the Company assumes the risk of default.  The Company only started originating loans within the past 12 months and is still gathering information to substantiate default rates. The Company confirms that in future Exchange Act filings with the Commission, disclosure consistent with the above information will be included.

10.           Please address the findings of the Director of Fair Trading of the government of Alberta, Canada in its Order of May 10, 2011 that you violated the Fair Trading Act and the Payday Loan regulations by conducting the following practices during your last fiscal year and identifying any changes in the current fiscal year:

•	Disclose whether or not you offered all borrowers loans in cash and the percentage of your loans in your last fiscal year that were in cash;

Response

No cash for loans is offered to our customers. All customers are offered the ability to receive the proceeds of their payday loan by way of cheque which is recognized by the regulator as a cash equivalent.  Loan contracts disclose the cheque option and other fee-based options that are available. Customers must initial the option which they have selected.  In our last fiscal year, less than 1% of loans issued were issued by cheque and no cash was issued.

•
Disclose whether or not you offered to issue checks to borrowers immediately or whether you delay issuance and or tell borrowers there will be a delay if in issuing a check as opposed to issuing a cash card;

Response

It is corporate policy that branch associates disclose to customers that they may receive loan proceeds by cheque immediately, in-branch, at no charge.  We do issue cheques immediately in-branch.

•	Describe and quantify the fees you charged on cash cards including initial fees and usage fees and the percentage of your loans in the last fiscal year that were made on cash cards;

Response

In the last fiscal year, initial fees charged on cash cards included a card activation fee of $8 for the initial purchase and activation of a cash card.  Thereafter, any usage fees the customer generates on these cash cards are a result of a direct written agreement made between the customer and Direct Cash Bank, on which the Company receives a commission.  These include Automated Teller Machine (“ATM”) card use fees, card load fees per transaction, transaction fees and Direct Cash monthly fees, of which the percentage of commission earned differs depending on the type of transaction.  For the fifteen months ended September 30, 2010, a total of 99% of loans were issued on cash cards.

•	Disclose the maximum amount and average amount of interest, fees and any other charges as a percentage of principal that you charged on a loan in the last fiscal year;

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Response

The maximum amount of interest and fees in Alberta was 23.0% ($23 per $100 loaned) which was implemented in March 2010.  This regulation and maximum amount of interest and fee is applicable prior to a customer’s loan being in default.  As noted in previous responses, after a loan has gone into default we may charge interest at a rate of 30% on an annualized basis.  In addition, we also charge a non-sufficient funds fee of $25 where a customer’s payment is returned as insufficient funds.  The actual average rate charged in the period after regulations from March 1, 2010 to September 30, 2010 was 22.9%.

•	Disclose whether or not you charged borrowers a fee to cancel loans during the cooling off period required by law;

Response

We do not nor have we ever charged customers a fee to cancel a loan during the 48 hour cooling off period.

•	Disclose whether or not you refunded the balance on any cash cards to the borrower without any fee once the borrower has paid off the loan;

Response

It is corporate policy that we refund outstanding balances on any cash cards if the balance is $25 or less, consistent with provincial regulation. No fees are charged for this. When the balance is greater than $25, the customer has the ability to remove the balance through purchases or cash withdrawal through ATMs.

•	Discuss the ongoing investigation with Service Alberta and the possible consequences to you including suspension or cancellation of your license to conduct business;

Response

We have been in ongoing discussions with the regulator regarding compliance matters raised in the Order of May 10, 2011. We believe that we have operated and are operating in full compliance with provincial regulations. Should this investigation not result in a mutually agreed upon resolution, this could result in suspension or cancellation of the Company’s license to conduct business. However, we do not anticipate suspension or cancellation of the Company’s license.

11.            Please discuss the Order of Consumer Protection British Columbia, dated November 10, 2010 finding that you are in violation of British Columbia’s payday lending regulations by charging borrowers unlawful fees on their loans and ordering you to pay a monetary penalty as well as refunds to consumers.  Discuss the basis for and the status of your appeal.

Response

On November 10, 2010 Consumer Protection British Columbia issued a determination, associated penalty and a compliance Order.   The determination alleged that the Company was in violation of British Columbia’s payday lending regulations, stating that the Company was charging borrowers unlawful fees on their loans, and more specifically that the company had violated Section 112.04 (1)(f) of the Act, by requiring customers to pay fees related to the issuance of cash cards in order to receive the proceeds of their payday loan.  The Order directed the Company to reimburse customers for all fees related to the issuance of cash cards.  On December 9, 2010, Cash Store Financial applied for reconsideration on the grounds that the legal interpretations of the Business Practices and Consumer Protection Act and Regulations in the Order were fundamentally flawed and incorrect.  On January 21, 2011, pursuant to s. 181 (3)(b) of the Business Practices and Consumer Protection Act, the President and CEO of Consumer Protection British Columbia advised Cash Store Financial of his decision to reconsider the determination of November 10, 2010.  Additionally, the Order was stayed pending the outcome of the reconsideration.  As of the date of this letter, there have been no further developments in respect of this reconsideration process.

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Overall Financial Performance, page 8

12.           Please provide to us and undertake to include in your future filings revision of this section consistent with Item 303 of Regulation S-K and Release No. 33-8350 to provide discussion and analysis and quantification of your references, on page 8, to “broker fee rate compression” and “an increase in retention payments” and your references, in the first paragraph on page 9, to “implementation of....rate regulations,” “decrease in our margins” and “increased expenses”.

Response

Set forth below is additional discussion of the Company’s references to “broker fee rate compression”, “an increase in retention payments”, “implementation of...rate regulations”, “decrease in margins”, and “increased expenses”.   The Company confirms that in future Exchange Act filings with the Commission, disclosure consistent with the following will be incorporated:

The implementation of broker rate caps commenced in August 2009 and continued through until November 2010.  The following broker rate caps are currently in place: Nova Scotia - $25 per hundred dollars loaned; British Columbia - $23 per hundred dollars loaned; Ontario - $21 per hundred dollars loaned; Manitoba - $17 per hundred dollars loaned; Alberta - $23 per hundred dollars loaned. The Company had an average broker fee of $25.30 per hundred dollars loaned prior to regulations. For the fiscal year ended June 30, 2009, our average broker fee earned per hundred dollars loaned was $25.30. For the fiscal period ended September 30, 2010, the Company’s average broker fees earned per hundred dollars was $20.30.  This equates to a 19.8% reduction in broker fees earned. Assuming retention payments remained at $3 per hundred dollars loaned, as a percentage of broker fees earned per hundred dollars, retention payments increased from 11.9% to 14.8%.  The effect on revenue and expenses would have a corresponding effect on margins.

Industry and Economic review, page 10

13.           Please provide to us and undertake to include in your future filings revision of this section as follows:

•
Provide discussion and analysis of your reference, in the first paragraph, to “consumer protection measures” including whether the rate caps apply only to pure interest on each loan or whether they include fees or any other charges and, if so, identify which fees are subject to the caps;

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Response

“Consumer protection measures” relates broadly to two categories of regulation: 1) measures that restrict rates or fees that may be charged both in respect of a loan and regarding other services or fees that may be charged in relation to a payday loan or related services; and 2) general business practices issues which would include, for example, prohibitions on rollovers, concurrent loans, maximum allowable loans based on a percentage of a customer’s net income, and certain collection practices.  These measures vary considerably from one jurisdiction to the next.  Rates are generally structured as a maximum allowable charge per $100 loaned.  This amount is inclusive of all administrative charges and interest.  Interest may be charged up to a regulated maximum amount when a loan is in default.  This maximum varies by jurisdiction but in no jurisdiction does it exceed 59% per annum.  Some jurisdictions restrict the amount that may be charged when a customer’s cheque or pre-authorized debit is dishonored.

The Company confirms that in future Exchange Act filings with the Commission, disclosure consistent with the above will be incorporated.

•
Provide discussion and analysis of your reference, in the first paragraph, to your “voluntary implementation of a prohibition on the provision of rollovers” and discuss the extent to which you otherwise finance a borrower to replace one loan with another and whether you and/or your third-party lenders make multiple loans to the same borrower and/or household;

Response

In 2005, Cash Store Financial implemented a voluntary prohibition on rollovers which is the extension of an existing loan for a fee. More specifically, we disallowed the provision of a new loan to payout an existing loan.  We do not provide any rollovers in any jurisdictions in Canada.  Customers must repay a loan in full before a new loan may be secured.  In some jurisdictions customers may borrow against more than one source of income. In some instances a customer may be indebted to a third-party lender for more than one loan at a time. In these cases, each of these loans and the repayment requirements for each loan are structured and secured against a specific source of income.

The Company confirms that in future Exchange Act filings with the Commission, disclosure consistent with the above will be incorporated.

•	Provide discussion and analysis of other restrictions under Canadian federal and provincial law including restrictions on the amount of each payday loan and the term of the loan;

Response

Restrictions on the size and duration of a payday loan are uniformly applied in British Columbia, Alberta, Manitoba, Ontario and Nova Scotia. Specifically, a payday loan is defined by statute or regulation as a loan of $1,500 or less for a period of 62 days or less. Saskatchewan restricts loan sizes to a maximum of $1,000.  Saskatchewan is expected to adopt the previously described definition of a payday loan.  Similar restrictions do not exist in Yukon, the Northwest Territories, New Brunswick, Prince Edward Island and Newfoundland; in these two territories and three provinces, the payday loan industry is subject to the Criminal Interest Rate provisions of the Criminal Code.

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The Company confirms that in future Exchange Act filings with the Commission, disclosure consistent with the above will be incorporated.

•
Clarify, in the second paragraph, that you are subject to the provincial consumer protection measures because you are not a federally regulated bank and provide analysis of how you will make less profit than third-party lenders and other banks given their ability to charge substantially higher interest rates; and

Response

The Company is not a federally regulated bank; however, provincial consumer protection measures were established to exempt lenders from the criminal interest rate provisions if:

a)	the loan is for $1,500 or less and the term of the agreement is for 62 days or less;
b)	the lender is licensed or otherwise specifically authorized under the laws of a province to enter into the loan agreement; and
c)	the province is designated by the federal government.

The Company has not made claims regarding our profitability levels relative to entities that may be regulated under banking legislation.

•	Revise your discussion of rate caps in the third paragraph to also disclose the maximum interest rates on an annualized basis.

Response

The Company believes that disclosure of maximum interest rates on an annualized basis is not relevant or material to investors given the short-term nature of the Company's advances and the fact that the Company primarily acts as a broker of the advances.  Inclusion of this information also could be misleading to investors, since they may erroneously conclude that the Company earns more interest on its loans than it actually does (by assuming that loans remain outstanding for a year or more).   Furthermore, the Company’s rate cap disclosure included in the industry and economic review section of the MD&A, corresponds to the disclosure requirements of its provincial regulators (i.e. maximum rate as dollars per hundred instead of annualized percentage rate).

Financial Analysis - Revenue, page 14

14.            We note your disclosure that revenue from other services (including fees from financial product insurance, check cashing, bank accounts, money transfers, pre-paid MasterCard, debit cards, term loans and prepaid phone cards) for the fifteen month period ended September 30, 2010, increased 79.6% to $50.2 million or 22.6% of revenue, up from $27.9 million or 18.6% of revenue for the year ended June 30, 2009.  Please tell us, and revise future filings to quantify the most significant components of this “other” revenue category and to discuss any trends associated with each of these components.

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Response

The most significant components of “other” revenue were agency fees, which represented 76.5% of other revenue and increased 68.8% over this period.  Agency fees include fees earned from the provision of debit and prepaid credit cards and all other agency fees we earn from financial product insurance, money transfers and prepaid phone cards.  The largest contributor to the increase was the introduction of bank accounts being offered to our customers.

The Company confirms that in future Exchange Act filings with the Commission, disclosure consistent with the foregoing will be included.

Financial Analysis - Revenue, page 14

15.            As a related matter, please tell us, and revise future filings to separately quantify the relative percentage of consumers that you lend to or broker loans to that also purchase the aforementioned products (i.e. financial product insurance, pre-paid master cards, debit cards etc.)
Response

For the fifteen months ended September 30, 2010, over 99% of loans generated had a corresponding purchase of other financial products. The Company confirms that in future Exchange Act filings with the Commission, disclosure consistent with the foregoing will be incorporated.

Form 6-K, filed May 19, 2011

16.            Given enforcement actions within the past year by authorities in British Columbia and Alberta, please tell us the basis for your claim in the fifth paragraph that “Cash Store Financial has been a leader in consumer protection”.

Response

In future Exchange Act filings with the Commission, the Company will modify this language to state that “Cash Store Financial has been a strong proponent of consumer protection”:

The Company voluntarily eliminated rollovers in 2005 and subsequently urged governments to follow suit.  Although rollovers are only prohibited in five provinces, Cash Store Financial does not engage in the practice in any jurisdiction. The Company also has furthered consumer protection by voluntarily offering its customers a right to rescind their loan within 24 hours and enforcing a Code of Business Conduct amongst our employees.

Cash Store Financial is also the only publicly traded company in Canada to have participated fully in provincial hearings conducted by utility boards in Manitoba and Nova Scotia and all other provincial consultations related to consumer protection.  Although British Columbia and Alberta have issued Orders, the basis of these Orders has been contested by Cash Store Financial.  In British Columbia, the Order has been stayed pending a reconsideration which BC Consumer Protection agreed to undertake following legal submissions.  In Alberta, Cash Store Financial has applied for and received the right to an appeal.

***

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or need any additional information, please feel free to contact the undersigned at (780) 732-5683 at your convenience.

Sincerely,

/s/ Nancy Bland
Nancy Bland Chief Financial Officer

cc:           Michael R. Littenberg
Schulte Roth & Zabel LLP

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